Exhibit 4.9

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Eupraxia Pharmaceuticals Inc. (the “Company”)
201-2067 Cadboro Bay Rd.
Victoria, British Columbia
Canada, V8R 5G4

Item 2:	Date of Material Change

August 18, 2023

Item 3:	News Release

A news release announcing the material change was issued on August 18, 2023 through Canada Newswire and a copy was subsequently filed on SEDAR+.

Item 4:	Summary of Material Change

On August 18, 2023, the Company announced that it had closed the previously announced non-brokered private placement and had issued 3,183,875 common shares (the “Common Shares”) of the Company, at a price of C$7.00 per Common Share for gross proceeds of C$22,287,125 (the “Private Placement”).

Item 5.1:	Full Description of Material Change

On August 18, 2023, the Company announced that it had closed the previously announced Private Placement and had issued 3,183,875 Common Shares of the Company, at a price of C$7.00 per Common Share for gross proceeds of C$22,287,125.

The Company intends to use the net proceeds from the Private Placement towards the Company’s ongoing research and development activities, including the clinical development of EP-104IAR, other preclinical and clinical targets as well as for working capital and general capital purposes.

Item 5.2:	Disclosure of Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Bruce Cousins, President and Chief Financial Officer of the Company at 250-590-3968.

Item 9:	Date of Report

August 23, 2023